JERNIGAN CAPITAL, INC.

JERNIGAN CAPITAL OPERATING COMPANY, LLC

6410 Poplar Avenue, Suite 650

Memphis, Tennessee 38119

July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Jernigan Capital, Inc. and Jernigan Capital Operating Company, LLC

Registration Statement on Form S-3

Filed on May 10, 2019, as amended by Amendment No. 1 Filed on July 9, 2019

File Nos. 333-231374 and 333-231374-01

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jernigan Capital, Inc. and Jernigan Capital Operating Company, LLC (together, the “Registrants”) hereby request acceleration of effectiveness of the registration statement on Form S-3, as amended (File Nos. 333-231374 and 333-231374-01), to 4:00 p.m., Eastern Time, on July 12, 2019 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling David Slotkin at (202) 887-1554.

Very truly yours,

Jernigan Capital, Inc.

By:	/s/ John A. Good
Name:	John A. Good
Title:	Chief Executive Officer

Jernigan Capital Operating Company, LLC
By: Jernigan Capital, Inc., its sole managing member

By:	/s/ John A. Good
Name:	John A. Good
Title:	Chief Executive Officer